UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : February 3, 2010	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2009

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1	1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ]	5

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Fair Value Information on Securities	[ MUFG Consolidated ]	6

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	2,689.8	2,492.8	196.9
Gross profits before credit costs for trust accounts	2,689.8	2,492.8	196.9
Net interest income	1,651.1	1,410.1	241.0
Trust fees	76.3	92.9	(16.5)
Credit costs for trust accounts (1)	—	(0.0)	0.0
Net fees and commissions	717.1	722.8	(5.7)
Net trading profits	198.4	188.9	9.4
Net other business profits	46.8	77.9	(31.1)
Net gains (losses) on debt securities	63.0	79.6	(16.5)
General and administrative expenses	1,564.0	1,572.9	(8.9)
Amortization of goodwill	24.9	16.2	8.6
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,150.7	936.1	214.6
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,125.8	919.8	205.9
Provision for general allowance for credit losses (2)	(138.0)	30.2	(168.2)
Net business profits*	987.8	950.1	37.6
Net non-recurring gains (losses)	(631.7)	(836.2)	204.4
Credit costs (3)	(489.7)	(464.6)	(25.0)
Losses on loan write-offs	(190.4)	(260.4)	70.0
Provision for specific allowance for credit losses	(283.6)	(200.1)	(83.5)
Other credit costs	(15.6)	(4.0)	(11.5)
Net gains (losses) on equity securities	(20.0)	(326.3)	306.2
Gains on sales of equity securities	109.3	86.8	22.5
Losses on sales of equity securities	(65.2)	(17.3)	(47.8)
Losses on write-down of equity securities	(64.1)	(395.7)	331.6
Profits (losses) from investments in affiliates	1.1	0.9	0.2
Other non-recurring gains (losses)	(123.1)	(46.1)	(76.9)

Ordinary profits	356.0	113.9	242.1

Net extraordinary gains (losses)	8.9	(3.2)	12.2
Gains on loans written-off	40.6	24.4	16.2
Reversal of reserve for contingent losses included in credit costs (4)	—	0.8	(0.8)
Gains on sales of equity securities of subsidiaries	13.8	32.7	(18.9)
Amortization of goodwill	(27.9)	—	(27.9)
Income before income taxes and others	365.0	110.6	254.3
Income taxes-current	73.0	67.5	5.5
Refund of income taxes	(17.0)	—	(17.0)
Income taxes-deferred	42.6	22.8	19.8
Total taxes	98.6	90.3	8.2
Minority interests	49.3	62.3	(13.0)

Net income	217.0	(42.0)	259.1

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)	(627.7)	(433.5)	(194.2)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	1,625.4	1,612.7	12.6
Gross profits before credit costs for trust accounts	1,625.4	1,612.7	12.6
Net interest income	1,108.0	1,063.2	44.7
Trust fees	58.1	69.6	(11.4)
Credit costs for trust accounts (1)	—	(0.0)	0.0
Net fees and commissions	335.7	339.6	(3.9)
Net trading profits	104.5	107.3	(2.8)
Net other business profits	18.9	32.8	(13.9)
Net gains (losses) on debt securities	54.6	85.7	(31.1)
General and administrative expenses	909.0	974.4	(65.3)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	716.3	638.2	78.0
Provision for general allowance for credit losses (2)	(2.7)	33.5	(36.2)
Net business profits	713.5	671.8	41.7
Net non-recurring gains (losses)	(448.0)	(787.7)	339.6
Credit costs (3)	(310.9)	(333.7)	22.8
Losses on loan write-offs	(169.4)	(227.2)	57.8
Provision for specific allowance for credit losses	(134.0)	(103.4)	(30.6)
Other credit costs	(7.4)	(3.0)	(4.4)
Net gains (losses) on equity securities	(51.3)	(421.4)	370.1
Gains on sales of equity securities	78.2	65.5	12.7
Losses on sales of equity securities	(65.2)	(16.1)	(49.0)
Losses on write-down of equity securities	(64.3)	(470.7)	406.4
Other non-recurring gains (losses)	(85.8)	(32.4)	(53.3)

Ordinary profits	265.4	(115.9)	381.3

Net extraordinary gains (losses)	20.2	10.7	9.4
Gains on loans written-off	30.8	21.0	9.7
Reversal of allowance for credit losses (4)	—	7.6	(7.6)
Reversal of reserve for contingent losses included in credit costs (5)	—	0.9	(0.9)
Gains on sales of equity securities of subsidiaries	4.5	—	4.5
Income before income taxes	285.6	(105.1)	390.8
Income taxes-current	31.4	15.0	16.3
Refund of income taxes	(9.8)	—	(9.8)
Income taxes-deferred	35.2	61.5	(26.3)
Total taxes	56.7	76.6	(19.8)

Net income	228.9	(181.7)	410.6

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(313.7)	(291.6)	(22.0)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	1,391.2	1,346.6	44.5
Net interest income	983.0	957.7	25.2
Net fees and commissions	281.0	270.9	10.1
Net trading profits	93.5	102.7	(9.2)
Net other business profits	33.5	15.1	18.4
Net gains (losses) on debt securities	65.9	49.2	16.6
General and administrative expenses	761.5	826.5	(64.9)
Net business profits before provision for general allowance for credit losses	629.6	520.1	109.5
Provision for general allowance for credit losses (1)	(7.4)	33.5	(41.0)
Net business profits	622.1	553.6	68.5
Net non-recurring gains (losses)	(410.4)	(728.5)	318.0
Credit costs (2)	(292.1)	(329.3)	37.1
Losses on loan write-offs	(167.5)	(222.9)	55.4
Provision for specific allowance for credit losses	(117.4)	(103.4)	(14.0)
Other credit costs	(7.1)	(2.9)	(4.2)
Net gains (losses) on equity securities	(49.6)	(371.7)	322.1
Gains on sales of equity securities	66.7	62.0	4.7
Losses on sales of equity securities	(64.8)	(15.6)	(49.2)
Losses on write-down of equity securities	(51.4)	(418.0)	366.6
Other non-recurring gains (losses)	(68.6)	(27.4)	(41.2)

Ordinary profits	211.6	(174.8)	386.5

Net extraordinary gains (losses)	20.9	5.8	15.0
Gains on loans written-off	29.0	19.6	9.3
Gains on sales of equity securities of subsidiaries	4.5	—	4.5
Income before income taxes	232.6	(169.0)	401.6
Income taxes-current	30.7	15.0	15.6
Refund of income taxes	(9.8)	—	(9.8)
Income taxes-deferred	25.2	30.6	(5.4)
Total taxes	46.0	45.7	0.3

Net income	186.5	(214.7)	401.2

(Reference)
Total credit costs (1)+(2)	(299.6)	(295.8)	(3.8)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2009 (A)	December 31, 2008 (B)
Gross profits	234.1	266.1	(31.9)
Gross profits before credit costs for trust accounts	234.1	266.1	(31.9)
Trust fees	58.1	69.6	(11.4)
Credit costs for trust accounts (1)	—	(0.0)	0.0
Net interest income	125.0	105.5	19.4
Net fees and commissions	54.7	68.7	(14.0)
Net trading profits	10.9	4.5	6.4
Net other business profits	(14.6)	17.6	(32.3)
Net gains (losses) on debt securities	(11.3)	36.5	(47.8)
General and administrative expenses	147.5	147.9	(0.4)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	86.6	118.1	(31.5)
Provision for general allowance for credit losses (2)	4.7	—	4.7
Net business profits	91.3	118.1	(26.7)
Net non-recurring gains (losses)	(37.5)	(59.1)	21.6
Credit costs (3)	(18.7)	(4.4)	(14.3)
Losses on loan write-offs	(1.9)	(4.3)	2.4
Provision for specific allowance for credit losses	(16.6)	—	(16.6)
Other credit costs	(0.2)	(0.0)	(0.1)
Net gains (losses) on equity securities	(1.6)	(49.7)	48.0
Gains on sales of equity securities	11.5	3.5	8.0
Losses on sales of equity securities	(0.3)	(0.5)	0.1
Losses on write-down of equity securities	(12.8)	(52.6)	39.8
Other non-recurring gains (losses)	(17.1)	(5.0)	(12.0)

Ordinary profits	53.8	58.9	(5.1)

Net extraordinary gains (losses)	(0.7)	4.9	(5.6)
Reversal of allowance for credit losses (4)	—	7.6	(7.6)
Reversal of reserve for contingent losses included in credit costs (5)	—	0.9	(0.9)
Income before income taxes	53.0	63.9	(10.8)
Income taxes-current	0.7	0.0	0.6
Income taxes-deferred	10.0	30.9	(20.8)
Total taxes	10.7	30.9	(20.2)

Net income	42.3	32.9	9.3

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(14.0)	4.1	(18.2)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	203.7	241.0
Doubtful	774.4	656.0
Special Attention	360.8	292.8

Non Performing Loans	1,339.0	1,189.9

Total loans	90,314.4	95,209.5

Non Performing Loans / Total loans	1.48%	1.24%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	191.9	221.7
Doubtful	713.7	614.1
Special Attention	348.1	278.1

Non Performing Loans	1,253.9	1,114.1

Total loans	79,562.9	84,337.2

Non Performing Loans / Total loans	1.57%	1.32%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	11.6	19.1
Doubtful	60.4	41.5
Special Attention	12.0	13.7

Non Performing Loans	84.2	74.5

Total loans	10,622.9	10,732.4

Non Performing Loans / Total loans	0.79%	0.69%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.1	0.2
Special Attention	0.6	0.8

Non Performing Loans	0.9	1.3

Total loans	128.5	139.7

Non Performing Loans / Total loans	0.71%	0.95%

Mitsubishi UFJ Financial Group, Inc.

3. Fair Value Information on Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	3,239.8	60.4	3,250.3	5.8

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Amount on consolidated balance sheet	Net unrealized gains (losses)
Other securities	47,507.1	528.7	41,595.2	(917.7)
Domestic equity securities	4,184.6	489.0	3,732.5	(179.8)
Domestic bonds	31,473.1	167.8	25,000.4	(38.5)
Other	11,849.3	(128.1)	12,862.2	(699.4)
Foreign equity securities	279.9	70.5	107.9	(20.6)
Foreign bonds	9,606.5	16.8	10,644.6	(29.1)
Other	1,962.8	(215.4)	2,109.6	(649.5)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,259.8	32.4	1,555.8	(6.4)
Stocks of subsidiaries and affiliates	170.9	(1.3)	191.1	(43.0)

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	37,686.8	346.6	33,142.1	(729.9)
Domestic equity securities	3,324.4	253.8	2,943.1	(294.9)
Domestic bonds	27,776.1	154.8	20,900.7	(26.1)
Other	6,586.2	(61.9)	9,298.2	(408.8)
Foreign equity securities	147.7	50.2	83.8	(17.7)
Foreign bonds	5,056.7	(3.5)	7,772.3	18.9
Other	1,381.7	(108.6)	1,442.0	(410.0)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Debt securities being held to maturity	1,409.7	22.9	1,160.6	18.0
Stocks of subsidiaries and affiliates	40.3	(0.0)	2.8	—

	(in billions of yen)
	As of December 31, 2009		As of March 31, 2009
	Amount on balance sheet	Net unrealized gains (losses)	Amount on balance sheet	Net unrealized gains (losses)
Other securities	7,430.2	3.4	6,822.5	(227.7)
Domestic equity securities	813.4	85.4	726.4	(37.0)
Domestic bonds	3,319.0	20.0	3,556.0	3.3
Other	3,297.6	(102.0)	2,540.0	(194.0)
Foreign equity securities	2.9	0.9	21.9	(1.1)
Foreign bonds	2,750.1	(6.2)	2,003.1	(46.0)
Other	544.6	(96.7)	514.9	(146.7)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2009	For the nine months ended December 31, 2008
ROE*	3.63	(0.98)

Note:
* ROE is computed as follows
Net income × 4/3 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2009	For the nine months ended December 31, 2008
Average interest rate on loans and bills discounted	1.54	1.76
Average interest rate on deposits and NCD	0.20	0.31
Interest rate spread	1.33	1.44

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Deposits (ending balance)	112,983.6	113,175.5
Deposits (average balance)	112,304.8	110,778.1
Loans (ending balance)	79,714.5	84,258.7
Loans (average balance)	81,408.5	81,196.5

	(in billions of yen)
	As of December 31, 2009	As of March 31, 2009
Domestic deposits (ending balance)*	103,411.3	104,093.3
Individuals	63,737.3	62,881.6

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of December 31, 2009	As of March 31, 2009
Assets:
Loans and bills discounted	166.8	199.7
Securities	48,229.2	45,726.8
Beneficiary rights to the trust	28,775.1	27,592.8
Securities held in custody accounts	979.2	1,112.3
Monetary claims	10,491.1	11,275.4
Tangible fixed assets	9,010.2	9,179.8
Intangible fixed assets	133.7	134.7
Other claims	1,712.2	1,703.3
Call loans	1,113.8	1,268.8
Due from banking account	1,646.4	1,794.8
Cash and due from banks	1,493.3	1,883.7

Total	103,751.6	101,872.6

Liabilities:
Money trusts	16,901.3	16,421.0
Pension trusts	11,645.0	12,053.4
Property formation benefit trusts	12.3	12.6
Loan trusts	63.9	123.4
Investment trusts	26,867.5	25,761.5
Money entrusted other than money trusts	2,048.9	2,196.5
Securities trusts	1,074.9	1,221.5
Monetary claim trusts	10,913.0	11,733.6
Equipment trusts	35.2	37.3
Land and fixtures trusts	93.9	95.2
Composite trusts	34,095.1	32,216.2

Total	103,751.6	101,872.6

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of December 31, 2009 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of December 2009 decreased to ¥1.92 trillion in total, a decrease of ¥0.37 trillion compared with the balance as of the end of March 2009, mainly due to sales of securitized products, which have risk of being downgraded or deteriorated, and redemptions.

•	Net unrealized losses were ¥149 billion, improved by ¥235 billion compared with those at the end of March 2009.

•	The effect on the P/L for the nine months ended December 31, 2009 was a loss of ¥14 billion, mainly due to losses on the sales of securitized products as described above.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2009	Net unrealized gains (losses)	Change from end of March 2009	Balance	Net unrealized gains (losses)
1	RMBS	102	(95)	(2)	44	0	0
2	Sub-prime RMBS	32	(18)	2	11	0	0
3	CMBS	24	(4)	(2)	0	0	0
4	CLOs	1,566	(129)	(143)	144	1,243	(116)
5	Other securitized products (card, etc.)	220	(133)	(2)	44	28	(1)
6	CDOs	9	(11)	(1)	2	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV investments	0	0	0	0	0	0

9	Total	1,921	(372)	(149)	235	1,271	(117)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available-for-sale”at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 56% of our investments in securitized products, a decrease of 23% compared with the end of March 2009, due to downgrades in credit ratings of certain CLOs.

•	AAA and AA-rated products account for 81% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	37	11	16	15	22	0	102
11	Sub-prime RMBS	19	1	2	5	6	0	32
12	CMBS	12	7	3	1	1	0	24
13	CLOs	880	434	77	84	91	0	1,566
14	Other securitized products (card, etc.)	149	34	11	23	4	0	220
15	CDOs	5	3	1	0	0	0	9
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	1,083	489	109	123	118	0	1,921

19	Percentage of total	56%	25%	6%	6%	6%	0%	100%

20	Percentage of total (End of March 2009)	79%	7%	5%	6%	4%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2009.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2009
1	LBO Loan[3] (Balance on a commitment basis)	57	135	39	310	541	(16)
2	Balance on a booking basis	37	120	36	281	473	(2)

3. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2009 was ¥3.72 trillion (¥0.93 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables